SUB-ITEM 77Q2: Section 16(a) Beneficial Ownership Reporting Compliance

Section 30(h) of the Investment Company Act of 1940 and Section 16(a) of the Securities Exchange Act of 1934 require that the directors and officers of Blue Chip Value Fund, Inc. (the "Company"), its investment adviser, affiliated persons of its investment adviser, and persons who own more than ten percent of the Company's shares file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of shares of the Company.  To the Company's knowledge, all of these filing requirements were satisfied during the Company’s fiscal year ended December 31, 2004.  In making this disclosure, the Company has relied on copies of reports that were furnished to it and written representations of its directors and officers.